082-04992

BACARDI LIMITED

RECEIVED

2008 JUL 29 P 12:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
JUL 2 2008
OFFICE OF THE SECRETARY

VIA COURIER

July 17, 2008

08004049

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division Of Corporation Finance
450 Fifth Street, NW
Washington, DC 20001

Attn: Margaret H. McFarland
Deputy Secretary

Dear Madam,

Re: Bacardi Limited
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934

On behalf of Bacardi Limited, I am transmitting for submission to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, a letter from the Company's Chairman dated July 14, 2008 and the related Offer to Purchase documents that have been sent by Bacardi Limited to all of its Shareholders.

Please acknowledge receipt of this submission by date-stamping the additional copy of this letter which is enclosed and return it to me in the enclosed self-addressed, courier package.

Sincerely,

PROCESSED
JUL 31 2008
THOMSON REUTERS

Michael Maguire

Enc.

7/30

**BACARDI** - THE WORLD'S GREAT RUMS

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TEL: (441) 295-4345 FAX: (441) 292-0562

RECEIVED

2008 JUL 29 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BACARDI LIMITED

RECEIVED

JUL 25 2008

OFFICE OF THE SECRETARY

**FACUNDO L. BACARDI**
Chairman of the Board

Bermuda, July 14, 2008

Dear shareholders of Bacardi Limited (the "Company") and preferred shareholders of Bacardi Corporation:

I am pleased to advise you that the Company's Board of Directors has approved a program under which the Company is offering to purchase up to 404,255 of its Common Shares and Bacardi Corporation Series A Preferred Stock (which are convertible on a one-for-one basis into Common Shares of the Company) (together, the "Shares"), from shareholders of record as of July 15, 2008 who wish to sell, at a price per Share of $470 (the "Offer"). If 404,255 Shares are purchased, the aggregate purchase price paid by the Company for the Shares will be approximately $190,000,000. This buy-back program was developed in light of shareholder requests to create better liquidity for those who may wish to sell their Shares. Pursuant to the requirements of the Company Bye-Laws, all Common Shares purchased pursuant to the Offer shall be cancelled. The Offer is not intended to be either a request or a recommendation by the Board that any shareholders should sell their Shares to the Company. Each shareholder should assess his or her own individual situation and determine whether he or she wishes to sell pursuant to the Offer.

Following last year's Annual General Meeting, the Board undertook a review of various ways to provide greater liquidity to shareholders. After consideration of this matter at the Board's November 15, 2007 meeting, the Board decided to continue to evaluate a buy-back offer and to engage a third party appraiser to value the Company's Common Shares. The Company hired Duff & Phelps, LLC, an independent appraiser, to begin the valuation process. The valuation was completed in June 2008 and the Offer was approved by the Board at its meeting on July 8, 2008. The Board may decide to institute similar offers to repurchase Shares in the future. However, the Company is under no obligation to do so.

The Company has included in the Offer the holders of the 94,998 shares of Bacardi Corporation Series A Preferred Stock that are outstanding. These preferred shares were issued at the formation of the Company and their holders are entitled to convert these preferred shares into Common Shares of the Company on a one-for-one basis. Preferred shares of Bacardi Corporation are also entitled to a dividend equal to that received on Company Common Shares. These preferred shares are therefore equivalent

to Company Common Shares and are always included in the dividend calculations for determining the Company's per share dividend.

The price of the Offer was determined based on a valuation of the Common Shares as of March 31, 2008, conducted by Duff & Phelps. The opinion of Duff & Phelps setting out its valuation of the Common Shares accompanies this letter. A detailed version of the valuation opinion may be reviewed by shareholders and their authorized representatives at the Company's offices. You should consider the valuation opinion and all other relevant information before making any decision to tender your Shares. The Board has approved the terms of the Offer, including the offer price, after considering the independent valuation opinion provided by Duff & Phelps. The Board's approval of the Offer does not represent a determination by the Board or by the Company that shareholders should sell their Shares at that price, and the price is not intended to represent the best price for the Shares under all circumstances.

For more information concerning the Offer, please refer to the accompanying materials, which address in greater detail questions related to the Offer and its terms. You should not make any decision on whether to tender your Shares until you have reviewed these materials carefully and have consulted with your tax and other advisors, as appropriate. The instructions on how to tender your Shares, should you decide to do so, are also included in the accompanying materials.

The Offer will expire at 5:00 p.m., Bermuda Time, on August 22, 2008, unless extended by the Company. Please note that in the event that more than 404,255 Shares are tendered, Shares will be purchased from tendering shareholders on a pro rata basis, *except* for Shares held of record at July 15, 2008 tendered by (i) shareholders tendering lots of 2,000 or fewer Company Common Shares representing all of their Common Shares and (ii) shareholders of Bacardi Corporation Series A Preferred Stock tendering all of their Series A Preferred Stock, each of which we will purchase on a priority basis. In addition, the Company will have the right to increase the size of the Offer by up to 2% of the Shares tendered for, or approximately 8,085 Shares, without extending the duration of the Offer. Tenders of Shares will only be accepted from shareholders of record at July 15, 2008.

Questions and requests for assistance may be communicated to Douglas Mello, Company Secretary, by email at dmello@bacardi.com, or by mail at Bacardi Limited, 65 Pitts Bay Road, Pembroke, HM 08, Bermuda.

Sincerely,

Facundo L. Bacardi
Chairman of the Board

BACARDI LIMITED

# OFFER TO PURCHASE UP TO 404,255 COMMON SHARES OF BACARDI LIMITED AND SERIES A PREFERRED STOCK OF BACARDI CORPORATION

**DATED JULY 14, 2008**

## I. SUMMARY INFORMATION ABOUT THE OFFER

Set out below is summary information in Question and Answer format about the offer by Bacardi Limited (the "Company") to purchase Company Common Shares and Bacardi Corporation Series A Preferred Stock from shareholders who wish to sell. Shareholders should consider this summary a complement to, rather than a substitute for, a careful reading of the offer's terms that follow this summary.

**1. How many shares is the Company tendering for and at what price?** The Company is tendering for up to 404,255 Company Common Shares and Bacardi Corporation Series A Preferred Stock (together, the "Shares"), at a price of $470 per Share, without interest (the "Offer"). If 404,255 Shares are tendered, the aggregate purchase price paid by the Company to tendering shareholders will be approximately $190,000,000. The Company retains the right to increase the size of the Offer by up to 2% of the Shares tendered for, or 8,085 Shares, without extending the duration of the Offer. This would result in an aggregate purchase price of up to approximately $193,800,000. The Offer is being made to all holders of Company Common Shares and Bacardi Corporation Series A Preferred Stock in respect of Shares held of record on July 15, 2008 (the "Record Date"), and is not conditioned on any minimum number of Shares being tendered. See Sections 1 and 13 under "Terms of the Offer".

**2. If I tender, when will my Shares be purchased?** All Shares properly tendered and not withdrawn on or prior to 5:00 p.m., Bermuda Time, on August 22, 2008 (the "Expiration Time"), will be purchased at the purchase price promptly thereafter, subject to the terms and conditions of the Offer, including the proration provisions, which may apply if greater than 404,255 Shares are tendered. Please note that proration will **NOT** be applied to Shares held of record at the Record Date tendered by shareholders of (i) Company Common Shares tendering lots of 2,000 or fewer shares representing all of their Common Shares and (ii) Bacardi Corporation Series A Preferred Stock tendering all of their Series A Preferred Stock, which we will purchase on a priority basis if greater than 404,255 Shares are tendered.

In the event of proration, the number of Shares purchased from each shareholder that is subject to proration will equal the number of Shares tendered by that shareholder multiplied by a proration factor (and rounded to the nearest whole Share). The proration factor will equal the total number of Shares the Company will purchase

***minus*** the number of Shares purchased on a priority basis, ***divided*** by the total number of Shares validly tendered and not withdrawn prior to the Expiration Time ***minus*** the number of Shares purchased on a priority basis. See Section 4 under "Terms of the Offer".

We currently expect that payments will be made on or about August 29, 2008. Payments for Shares will be sent to the same account or address to which the August 15, 2008 dividend will be sent. See Section 10 under "Terms of the Offer".

**3. How was the purchase price determined?** The Offer price per share was determined based on a valuation of the Common Shares performed by Duff & Phelps, LLC ("Duff & Phelps"), a provider of independent financial advisory and investment banking services. The valuation opinion of Duff & Phelps setting out its valuation of the Common Shares accompanies this Offer to Purchase as Annex A. The detailed version of the valuation opinion may be reviewed by shareholders and their authorized representatives at the Company's offices, together with a copy of the information provided to Duff & Phelps by the Company for its analysis (collectively, the "Valuation Information"). Shareholders and their authorized representatives wishing to review the Valuation Information will be required to sign a confidentiality undertaking determined by the Company. See Section 3 under "Terms of the Offer" and Annex B.

**4. Has the Board approved the Offer?** The Company's Board of Directors has approved the Offer. However, you must make your own decision whether to tender Shares and, if so, how many Shares to tender after considering your own circumstances and the information included in this Offer to Purchase. **Neither the Company nor the Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares.** Moreover, the price per share offered was determined after considering a valuation prepared by Duff & Phelps, an independent appraiser. The Board's approval of the Offer does not represent a determination by the Board or by the Company that shareholders should sell their Shares at that price, and the price is not intended to represent the best price for the Shares under all circumstances. See Sections 1, 2 and 3 under "Terms of the Offer".

**5. Are there any reasons why the Company would not purchase my Shares if I tender them?** The Offer is subject to certain conditions and to the possible application of proration. See Sections 4 and 8 under "Terms of the Offer".

**6. Must I tender my Shares and what are the consequences of tendering?** No. You are not required to participate in the Offer, and the Company is not making any recommendation as to your participation.

Each of the Boards of the Company and Bacardi Corporation has declared a regular quarterly dividend of $3.75 per Share that will be payable on August 15, 2008 to shareholders of record on July 15, 2008 (which is also the Record Date for the Offer). **The August 15 dividend will be paid to all shareholders of record on the Record Date, regardless of whether they tender their Shares in the Offer.** Shares that are purchased in the Offer will not be entitled to receive any future dividends.

If 404,255 Shares are purchased in the Offer, the aggregate interest in the Company represented by the remaining shares will increase proportionately. In that event, the interest of the remaining Shares in the aggregate amount available for future dividends will increase by up to approximately 1.74%. This increased proportionate interest will be reflected in the dividends payable to shareholders for the remainder of the current fiscal year. See Section 5 under the "Terms of the Offer".

**7. How do I tender my Shares?** For you to make a proper tender of Shares pursuant to the Offer, the Company Secretary must receive, prior to the Expiration Time, both (i) a properly completed and notarized letter of transmittal (the "Letter of Transmittal"), in the form provided with this package and (ii) **original certificates** representing your tendered Shares. Persons signing for shareholders that are corporations, partnerships or trusts or who are otherwise signing in a representative capacity must also provide evidence of their authority to sign for the shareholder. **Please note that you should NOT sign the share certificates themselves.** See Section 6 under "Terms of the Offer" and the Instructions included in the Letter of Transmittal.

In order for Shares to be validly tendered, the holder **MUST be the shareholder of record of such Shares at the Record Date.** Therefore, attempted tenders by shareholders of Shares as to which they become holders of record after the Record Date will be invalid. See Sections 6 and 13 under "Terms of the Offer".

**8. What if Shares are held by a bank, broker, trustee or other nominee?** If you are a registered holder that is a bank, broker, trustee or other nominee, and if you require instructions from one or more beneficial owners, you are strongly urged to furnish copies of this documentation, together with any special instructions that you require, to the appropriate beneficial owners as promptly as practical, so that they will be able to provide instructions to you in a timely manner.

If you are a beneficial owner whose Shares are registered in the name of a bank, broker, trustee or other nominee that must take instructions from you, you are strongly urged to contact your nominee to find out the nominee's instruction deadline and procedures for communicating instructions. Only the registered holder may participate in the Offer, and if you are a beneficial owner you must follow the nominee's procedures for communicating instructions. The nominee will be required to follow the procedures for the tender of Shares set out in this Offer to Purchase and the Letter of Transmittal.

See Sections 6 and 11 under "Terms of the Offer" and the Instructions included in the Letter of Transmittal.

**9. How are shares of Series A Preferred Stock of Bacardi Corporation treated?** These shares are entitled to participate in the Offer on the same terms as the Common Shares. There are 94,998 Series A Preferred Stock outstanding that are convertible on a one-for-one basis into Common Shares of the Company. As part of the Offer process, the acceptance for payment of tendered Series A Preferred Stock will result in the conversion of such Series A Preferred Stock into Common Shares of the Company. Such Common Shares will be immediately cancelled upon payment pursuant to the Company Bye-Laws. See Section 1 under "Terms of the Offer".

**10. What are the tax consequences of my tendering Shares?** The exchange of Shares for payment may constitute a taxable event for some shareholders. **You should consult your tax advisor about the tax consequences, if any, that may apply to you as a result of the laws and regulations applicable to your tender of Shares.**

**11. Besides the documents included in this package, are there other materials I should consider in deciding whether to tender my Shares?** The Offer is being made solely under this Offer to Purchase and the Letter of Transmittal and the other documents referred to in Section 17 under "Terms of the Offer".

The Company has not authorized any person to give any information or make any representation in connection with the Offer other than information or representations contained or referred to in this Offer to Purchase, the Letter of Transmittal and the documents listed under Section 17 under "Terms of the Offer". See Section 13 under "Terms of the Offer".

**12. What if I have questions about the Offer or wish to review the Valuation Information?** You may communicate any questions you may have concerning the Offer and any requests to review the Valuation Information to Douglas Mello, Secretary of the Company, by ordinary or electronic mail at:

Bacardi Limited
65 Pitts Bay Road
Pembroke, HM 08
Bermuda
Email: dmello@bacardi.com

## II. TERMS OF THE OFFER

### 1. SIZE OF OFFER; PURCHASE PRICE; DURATION OF THE OFFER; TREATMENT OF SHARES TENDERED

The Company is offering to purchase up to 404,255 Shares, or, if a lesser number of Shares are validly tendered, all Shares that are validly tendered and not validly withdrawn prior to the expiration of the Offer from holders of record as of the Record Date. The purchase price per share will be $470 in cash, without interest, which will be paid promptly after the expiration of the Offer. Under no circumstances will the Company pay interest on the purchase price, even if there is a delay in payment.

You may tender your Shares until the Offer expires. The Offer will expire at 5:00 p.m., Bermuda Time, on August 22, 2008 (the "Expiration Time"), unless extended. You may withdraw any Shares you have previously tendered in the Offer prior to the Expiration Time according to the procedures set forth below in Section 9. If more than 404,255 Shares are validly tendered and not withdrawn prior to the Effective Time, shareholders will be subject to proration, although the Company has the right to increase the size of the Offer by up to 2% of the Shares tendered for, without extending the Expiration Time. In the event this right is exercised, the aggregate purchase price paid by the Company to tendering shareholders could be increased by up to approximately $3,800,000.

Pursuant to the requirements of the Company Bye-Laws, all Common Shares purchased pursuant to the Offer shall be cancelled. As part of the Offer process, the acceptance for payment of tendered Series A Preferred Stock will result in the conversion of such Series A Preferred Stock into Common Shares of the Company. Such Common Shares will be immediately cancelled upon payment pursuant to the Company Bye-Laws.

### 2. BACKGROUND AND REASONS FOR THE OFFER

As a privately held company, there is no readily available public market, stock exchange listing or organized over-the-counter market for the Company's Common Shares. Furthermore, the Company's Bye-Laws contain restrictions on transfer of our Common Shares, by, among other things, limiting transfers to Permitted Transferees and granting us and our shareholders (if we do not elect to buy all the offered Common Shares) a right of first refusal in the event a shareholder wishes to transfer Common Shares to a person who does not qualify as a Permitted Transferee under the Bye-Laws. The lack of public market for our Common Shares and the restrictions on transfer set forth in our Bye-Laws reduce shareholder liquidity, and various shareholders have expressed concern over this lack of liquidity and a desire for the Company to consider ways of addressing it. This concern was raised at our last Annual General Meeting, particularly in relation to estates. After consideration of this matter at the Board's

November 15, 2007 meeting, the Board decided to continue to evaluate a buy-back offer and to engage a third party appraiser to value the Company's Common Shares. The Company hired Duff & Phelps, an independent appraiser, to begin the valuation process. The valuation was completed in June 2008 and the Offer was approved by the Board at its meeting on July 8, 2008. See Section 3 and the valuation opinion of Duff & Phelps attached as Annex A to this Offer to Purchase for more information on how this price was determined.

The Offer is not intended to be either a request or a recommendation by the Board that any shareholders should sell their Shares to the Company.

## 3. DETERMINATION OF PURCHASE PRICE

On March 26, 2008, the Company entered into an engagement letter with Duff & Phelps, a provider of independent financial advisory and investment banking services specializing in the areas of valuation, transactions, financial restructurings and disputes, to provide an opinion to the Board as to the per-share fair market value of the Common Shares of the Company as of March 31, 2008. The engagement letter provides for the payment by the Company to Duff & Phelps of $250,000 for the valuation, as well as reimbursement for reasonable expenses incurred in the performance of services for the Company. The fees payable to Duff & Phelps are not contingent upon the consummation of the Offer or any other transaction or the conclusions reached in its opinion. The Company also agreed to indemnify Duff & Phelps in the event that certain liabilities arise as a result of its provision of services to the Company.

In preparing its valuation, Duff & Phelps reviewed the Company's Memorandum of Association and Bye-Laws, annual reports and the financial information contained therein, other information provided to shareholders generally, certain publicly available information about the Company and publicly available information relating to other comparable companies in the wine and spirits industry. In addition, the appraiser requested, and the Company supplied, (i) a list of the Company's brand portfolio, which is also available on the Company's website, (ii) a list of the top twenty country markets served by the Company ordered by net sales, (iii) a summary of the Company's global spirits brands' changes in total and percentage volume and percentage net sales for the year ended March 31, 2008, as compared to the prior year, (iv) a list of the over 40 countries in which the Company has distribution systems, and (v) certain information about the facilities the Company operates. In addition, the Company provided to Duff & Phelps its Annual Reports for the years 2002 to 2008. Annex B to this Offer to Purchase further describes the information provided by the Company to the appraiser (other than the materials provided to the shareholders generally), which forms a part of the Valuation Information.

Duff & Phelps presented its valuation opinion to the Board at its meeting on July 8, 2008. Duff & Phelps's valuation opinion is attached as Annex A to this Offer to Purchase. A detailed version of the valuation opinion forms part of the Valuation

Information. Shareholders and their authorized representatives wishing to review the Valuation Information may do so at the Company's offices in Bermuda, subject to their signing of a confidentiality undertaking determined by the Company.

Neither Duff & Phelps nor the Company is responsible for any event, including but not limited to those economic, financial, or political in nature that renders inaccurate any statement in the opinion after March 31, 2008.

The Board approved the terms of the Offer at its July 8, 2008 meeting. The offer price was determined after considering the valuation opinion prepared by Duff & Phelps. The Board's approval of the Offer does not represent a determination by the Board or by the Company that shareholders should sell their Shares at that price, and the price is not intended to represent the best price for the Shares under all circumstances. Shareholders should make their own determination as to whether they wish to tender their Shares, after considering their own circumstances, the information included in this Offer to Purchase, and any other information they find relevant.

## 4. PRORATION PROCEDURES

If more than 404,255 Shares are validly tendered and not withdrawn at the Expiration Time, we will purchase Shares on a priority basis from qualifying shareholders and then pro rata from all other shareholders.[1]

***First***, the Company will purchase all Shares held of record as of the Record Date that are tendered by shareholders of (i) Company Common Shares tendering lots of 2,000 or fewer shares representing all of their Common Shares and (ii) Bacardi Corporation Series A Preferred Stock tendering all of their Series A Preferred Stock.

***Second***, the Company will purchase Shares tendered by all other shareholders on a pro rata basis. The Company will apply a proration factor to the number of Shares tendered by these shareholders so that the total number of Shares purchased does not exceed 404,255. The proration factor will be equal to:

---

[1] For purposes of the explanations and illustration in this section, it is assumed that the Company has not expanded the size of the Offer by the permissible 2%.

- 404,255, which is the maximum number of Shares that may be purchased in the Offer ***minus*** the number of Shares purchased on a priority basis

  ***divided by***

- the total number of Shares validly tendered and not withdrawn at the Expiration Time (the "Tendered Shares") ***minus*** the number of Shares purchased on a priority basis.

The number of Tendered Shares of each tendering shareholder whose Shares the Company does not purchase on a priority basis will then be ***multiplied*** by the proration factor, and the result will be rounded, if necessary, to the nearest whole Share (with .5 of a Share being rounded up).

Here is an example:

Assume that the total number of Tendered Shares is 500,000, and that the number of Shares purchased on a priority basis is 100,000. The proration factor would be:

- (404,255 - 100,000) ***divided by*** (500,000 - 100,000), or 76.06%

Under the proration procedures, if a particular shareholder had tendered 10,000 Shares, the Company would only purchase 10,000 ***multiplied by*** 76.06%, or 7,606 Shares.[2]

The Company reserves the right to purchase additional Shares up to 2% of the Shares tendered for, without extending the Expiration Time. While it is not obligated to do so, it may exercise this right at the Expiration Time in order to reduce or eliminate the need to apply proration procedures.

## 5. PARTICIPATION IN THE OFFER NOT REQUIRED; EFFECTS OF NON-PARTICIPATION

You are not required to tender any of your Shares or otherwise participate in the Offer.

Shares purchased in the Offer will be cancelled by the Company in accordance with the requirements of the Bye-Laws, so that the Company's purchase of Shares in the Offer will reduce the number of outstanding Common Shares of the Company and the preferred shares of Bacardi Corporation entitled to receive the Company dividend. As a result, shareholders who choose not to tender their Shares will

---

[2] In the example above, the figures have been rounded for convenience of presentation.

realize a proportionate increase in their relative equity interest, as applicable, in the Company and Bacardi Corporation, and, in consequence, a greater proportionate share of the aggregate amount paid as future dividends.

Each of the Boards of the Company and Bacardi Corporation has declared a regular quarterly dividend of $3.75 per Share that will be payable on August 15, 2008 to shareholders of record on the Record Date. This dividend will be paid to all shareholders of record on the Record Date, **regardless of whether they tender their Shares in the Offer.** Shares that are purchased in the Offer will not be entitled to receive any future dividends.

If 404,255 Shares are purchased in the Offer, the aggregate interest in the Company represented by the remaining shares will increase proportionately. Accordingly, the interest of the remaining Shares in the aggregate amount available for future dividends will increase by up to approximately 1.74%. This increased equity interest will be reflected in the dividends payable to shareholders for the remainder of the current fiscal year.

## 6. PROCEDURES FOR PROPER TENDER OF SHARES

For a shareholder to make a proper tender of Shares pursuant to the Offer, the Company Secretary must receive, prior to the Expiration Time, both (i) the Letter of Transmittal, in the form attached hereto and (ii) **original certificates** representing your tendered Shares. **Please note that tendering shareholders should NOT sign the certificates themselves.**

In order for Shares to be validly tendered, the holder **MUST be the shareholder of record of such Shares at the Record Date.** Therefore, attempted tenders by shareholders of Shares as to which they become holders of record after the Record Date will be invalid.

If you are a registered holder that is a bank, broker, trustee or other nominee, and if you require instructions from one or more beneficial owners, you are strongly urged to furnish copies of this documentation, together with any special instructions that you require, to the appropriate beneficial owners as promptly as practical, so that they will be able to provide instructions to you in a timely manner.

If you are a beneficial owner whose Shares are registered in the name of a bank, broker, trustee or other nominee that must take instructions from you, you are strongly urged to contact your nominee to find out the nominee's instruction deadline and procedures for communicating instructions. Only the registered holder may participate in the Offer, and if you are a beneficial owner you must follow the nominee's procedures for communicating instructions. The nominee will be required to follow the procedures for the tender of Shares set out in this Offer to Purchase and the Letter of Transmittal. See Section 11 and the Instructions included in the Letter of Transmittal.

Please note that the proper tender of Shares by you or by your bank, broker, trustee or other nominee on your behalf will constitute a binding agreement between you and the Company on the terms of and subject to the conditions, listed below under Section 8, of the Offer.

The payment of the purchase price for Shares tendered and accepted for purchase pursuant to the Offer will be made only after timely receipt by the Company Secretary of **original certificates** for the Shares, a properly completed, duly executed Letter of Transmittal and any other required documents. All payments will be sent to the same account or address to which the August 15, 2008 dividend will be sent.

The Company reserves the right to extend the period of time during which the Offer is open, or to amend the Offer at any time or from time to time, by sending notice of the extension or amendment to shareholders. In addition, in the event that there is an over-tender of Shares, the Company may purchase additional Shares representing up to 2% of the Shares tendered for (approximately 8,085 Shares) without extending the Expiration Time.

During any extension of the duration of the Offer, all Shares previously tendered will remain subject to the Offer, and may also be withdrawn, in accordance with the procedures set out below (see Section 9).

## 7. SOURCE AND AMOUNT OF FUNDS REQUIRED FOR SHARE PURCHASES

Assuming the Company purchases 404,255 Shares in the Offer at the purchase price of $470 per share, a total of approximately $190,000,000 will be required to purchase such Shares. The Company intends to use a combination of cash on hand and available borrowings under its existing available facilities to fund the Offer.

## 8. CONDITIONS TO THE OFFER

The Offer is not conditioned upon any minimum number of Shares being tendered. However, the Company will not be required to accept for purchase or purchase any Shares, may postpone the acceptance for purchase of or the purchase of Shares tendered, and may cancel, terminate or amend the Offer if at any time on or after the commencement of the Offer and before the Expiration Time any of the following events has occurred, or has been determined by the Company to have occurred, that, in the Company's reasonable judgment makes it inadvisable to proceed with the Offer or with acceptance of the Shares for payment:

- A preliminary or permanent injunction, decree or order has been entered by any governmental authority, or another legal restraint or

prohibition is in effect, which enjoins, restrains or prohibits the Offer, or a material proceeding has been commenced which seeks any such injunction, decree or order or monetary relief in respect thereof, or, in the Company's reasonable judgment, any such injunction, decree, order, legal restraint, prohibition or action could materially and adversely affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the Company's business;

- There has occurred any change that the Company deems material in the general political, market, economic or financial conditions in any country in which the Company conducts operations that are material to its business that is reasonably likely to adversely affect the business, condition (financial or otherwise), assets, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, or otherwise materially impairs the contemplated future conduct of the Company's business;

- There has occurred a declaration of a banking moratorium or any suspension of payments in respect of banks in any country in which the Company conducts operations that are material to its business, whether or not mandatory;

- There has occurred a commencement or escalation of a war, armed hostilities or other international or national calamity including, but not limited to, an act of terrorism, directly or indirectly any country in which the Company conducts operations that are material to its business;

- There has been a limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in any country in which the Company conducts operations that are material to its business;

- A tender or exchange offer for any or all of the Shares, or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed or the Company has entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business;

- Any change or changes have occurred or are threatened in the business, condition (financial or otherwise), assets, results of operations or prospects of the Company or any of its subsidiaries or affiliates, taken as a whole, that has or could reasonably be expected to have a material adverse effect on the Company or its subsidiaries.

If any of the foregoing conditions have not been satisfied or waived by the Expiration Time, the Company may elect either to (i) extend the Expiration Time and the Offer and retain all Shares tendered until the Expiration Time of the Offer as extended, subject to the right of a tendering shareholder to withdraw his, her or its Shares; (ii) waive the conditions (other than the condition regarding no legal prohibitions) and purchase all properly tendered Shares; or (iii) terminate the Offer and purchase none of the Shares and return all tendered Shares. The Company will not accept for purchase or pay for any Shares pursuant to the Offer until such time as the conditions have been satisfied or waived. The Company's failure at any time to assert the existence of any of the foregoing conditions will not be deemed to be a waiver of such condition, and the right to assert such condition will be deemed to be an ongoing right that may be asserted at any time prior to the Expiration Time.

## 9. WITHDRAWAL RIGHTS

You may withdraw any Shares that you have previously tendered in the Offer at any time prior to the Expiration Time. For a withdrawal to be effective, a written notice of withdrawal must:

- be received in a timely manner by Douglas Mello, Company Secretary, Bacardi Limited, 65 Pitts Bay Road, Pembroke, HM 08, Bermuda;

- specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn;

- indicate the certificate numbers shown on the original certificates delivered to the Company Secretary with the Letter of Transmittal; and

- be signed by such registered holder or a corporate officer, attorney-in-fact or other authorized person, which signature **must be notarized**.

If the letter is signed by an authorized representative of the registered holder, his or her title must be set forth on the letter, and the Company must be satisfied as to his or her authority to sign for the registered holder. Therefore, please include a

certificate or such other appropriate documentation certifying the signatory's authority. In all cases the Company reserves the right to determine whether such proof is adequate.

If a shareholder has used more than one Letter of Transmittal to tender Shares, **the shareholder cannot use a combined notice of withdrawal to withdraw the Shares tendered** pursuant to such Letters of Transmittal. Rather, the shareholder **must use a separate notice of withdrawal** for each Letter of Transmittal.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 6.

## 10. PAYMENT FOR SHARES

We will pay the purchase price, net to you in cash and without interest, for the Shares we purchase promptly after the expiration of the Offer. We anticipate that we will commence payment on the tendered Shares within 5 to 7 business days after the Expiration Time.

Payment will be sent to the same bank account or address to which the August 15, 2008 dividend will be sent.

## 11. PAYMENT OF FEES OR COMMISSIONS

If you are a registered shareholder and tender your Shares directly to the Company, you will not need to pay any fees or commissions. If you hold Shares through a bank, broker, trustee or other nominee, however, you should ask your nominee to see if you will be charged a fee to tender your Shares.

## 12. POTENTIAL TAX CONSEQUENCES

The exchange of Shares for payment may constitute a taxable event for some shareholders. **You should consult your tax advisor about the tax consequences, if any, that may apply to you as a result of the laws and regulations applicable to your tender of Shares.**

## 13. PERSONS TO WHICH THE OFFER IS BEING MADE; AUTHORIZATION OF THIRD PARTIES TO GIVE INFORMATION RESPECTING THE OFFER

The Offer is being made to all holders of Common Shares of the Company and Series A Preferred Stock of Bacardi Corporation in respect of Shares held of record as of the Record Date. Therefore, attempted tenders by shareholders of Shares as to which they become holders of record after the Record Date will be invalid.

In addition, the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdictions in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions.

The Company has not authorized any person to make any recommendation on behalf of the Company as to whether shareholders should tender or refrain from tendering Shares in the Offer. The Company has not authorized any person to give any information or to make any representation in connection with the Offer other than information or representations contained in this Offer to Purchase, the Letter of Transmittal and the documents listed under Section 17. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by the Company.

## 14. MATERIAL EVENTS SINCE MARCH 31, 2008

The valuation opinion of Duff & Phelps is based on information about the Company as of March 31, 2008. It therefore does not take into account information or events that became available or occurred after that date that may affect the value of the Company's Shares. For example, shareholders should note that:

- Each of the Boards of the Company and Bacardi Corporation has declared a regular quarterly dividend of $3.75 per Share that will be payable on August 15, 2008 to shareholders of record on the Record Date. This dividend will be paid to all shareholders of record on the Record Date, **regardless of whether they tender their Shares in the Offer.** Shares that are purchased in the Offer will not be entitled to receive any future dividends.

- At the Annual General Meeting on July 9, 2008, the Company's Chairman announced the following concerning the impending succession of the Company's President and Chief Executive Officer:

  "As you may know, this year, Andreas Gembler has reached the Company's age of retirement and has agreed to work on an orderly transition. In anticipation of Andreas's retirement, the Board

created a search committee ten months ago, which after several interviews with the leading global executive search firms, selected Egon Zehnder to help with the search for his successor.

"This past week, we reached agreement with Andreas's successor, who will assume the position of CEO around the middle of September. Andreas will remain active as the Company's CEO until then, with the full support of the Executive Team and the Board of Directors."

Due to strict confidentiality commitments, the Company cannot disclose the name of the successor or the successor's prior employer but will do so in the coming weeks.

- The Company expects to announce its interim financial results for the quarter ended June 30, 2008 during the week of August 4, 2008. Copies will be mailed to shareholders at that time.

Shareholders should also consider any other announcements made by the Company prior to the Expiration Time.

## 15. INTEREST OF DIRECTORS AND EXECUTIVE OFFICERS

As of June 30, 2008, the Company had 23,506,653 Common Shares issued and outstanding, and Bacardi Corporation had 94,998 shares of Series A Preferred Stock issued and outstanding. Directors of the Company who own Shares may participate in the Offer on the same basis as our other shareholders. We have been advised that none of our Directors holds preferred shares of Bacardi Corporation. Moreover, the Directors have agreed, in order to maximize the opportunity for shareholders, that they will not tender any of their Common Shares pursuant to the Offer.

## 16. GENERAL

The Company will decide, in its sole discretion, all questions as to the form and validity of tenders, including time of receipt of tender documentation and notices of withdrawal, and each such decision will be final and binding on all parties. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

## 17. DOCUMENTS COMPRISING THE OFFER

The Offer is comprised of the following documents, each of which you should carefully consider before making a decision about whether to tender your Shares:

- The Offer to Purchase
- Annexes A and B to the Offer to Purchase
- The Letter of Transmittal

Shareholders should also consider any other information relating to the Company or their individual circumstances that they feel is relevant, including the Valuation Information. Shareholders may review but not copy the Valuation Information, available at the Company's offices in Bermuda, if they choose to do so.

## 18. QUESTIONS ABOUT THE OFFER

If you have any questions about the Offer, you should contact Douglas Mello, Company Secretary, by ordinary or electronic mail, at:

Bacardi Limited
65 Pitts Bay Road
Pembroke HM 08
Bermuda
Email: dmello@bacardi.com

## FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the valuation opinions contain forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to the Company, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including, but not limited to: increased competitive product and pricing pressures and unanticipated actions by competitors; legal and regulatory developments; litigation or similar developments directed at the drinks and spirits industry; changes in consumer preferences and tastes; changes in raw materials and the cost of production; catastrophic events in the countries in which we operate; our ability to attract and retain qualified personnel; changes in the economic, political, and social conditions in the countries in which we operate; levels of marketing, promotional and innovation expenditure by the Company and its competitors; termination of existing distribution or license manufacturing rights on agency brands; technological developments that may affect the distribution of products or impede our ability to protect our intellectual property rights; and changes in financial and equity markets.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. In addition, the valuation opinion of Duff & Phelps, which is attached to this document, may contain additional information on risks and uncertainties that the Company faces that could impact the Company and its business.

## VALUATION OPINION OF DUFF & PHELPS, LLC

This Annex A contains, for your reference, the valuation opinion prepared by Duff & Phelps in connection with the Offer. A detailed version of the valuation opinion is included in the Valuation Information that shareholders and their authorized representatives may review but not copy at the Company's offices in Bermuda subject to their signing of a confidentiality undertaking determined by the Company. Persons wishing to review the Valuation Information should contact Douglas Mello, Company Secretary, at the address specified in this Offer to Purchase.

DUFF & PHELPS

July 9, 2008

Facundo L. Bacardi, Esq.
Chairman of the Board of Directors
Bacardi Limited
65 Pitts Bay Road
Pembroke, HM 08, Bermuda

Dear Mr. Bacardi:

Pursuant to your request, Duff & Phelps, LLC ("Duff & Phelps") has conducted a valuation analysis of the common shares of Bacardi Limited (the "Company") as of March 31, 2008 (the "Valuation Date").

## Objective and Purpose of the Analysis

It is our understanding that our estimate of the value of the Company's common shares may be used by the Board of Directors and the Company in connection with an offer (the "Proposed Offer") to purchase up to a fixed number of common shares of the Company and of Bacardi Corporation Series A preferred shares (the "Series A preferred shares") from their shareholders pursuant to the terms and conditions of a share repurchase plan (the "Proposed Plan"). The Proposed Plan will be administered and conducted at the discretion and under the direction of the Board of Directors and the Company.

For the purposes of our valuation analysis, we treated the outstanding Series A preferred shares as common share equivalents of the Company due to the characteristics of these securities. Consequently, the outstanding Series A preferred shares were included in our analysis of the total outstanding common shares of the Company as of the Valuation Date.

Our analysis was prepared to assist the Board of Directors and the Company in its deliberations regarding the determination of the purchase price of the common shares of the Company for the Proposed Offer. No other purpose is intended or should be inferred.

## Scope of the Analysis

Our analysis and estimate of value is based on the following analytical assumptions: (1) the purchases pursuant to the Proposed Plan will consist of blocks of non-controlling equity interests that comprise less than 5 percent of the common shares outstanding, (2) the Company's common shares will continue to remain unlisted on a securities exchange, (3) the existing Company Bye-

Law provisions that restrict the transfer of the common shares will continue to apply to the Company's common shares both before and after the Proposed Offer, (4) the Company will continue as a going concern business enterprise, and (5) Company management ("Management") will continue to act in a commercially reasonable and prudent manner.

## STANDARD OF VALUE

The standard of value used in our analysis is *fair market value*. Fair market value is defined[1] as the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arms length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

## SUMMARY DESCRIPTION OF THE COMPANY

Bacardi Limited is a privately held company headquartered in Hamilton, Bermuda. The Company produces, markets and distributes worldwide a wide variety of internationally recognized spirits including Bacardi rum, Grey Goose vodka, Dewar's scotch, Bombay Sapphire gin, and Martini & Rossi vermouth.

## HISTORICAL FINANCIAL ANALYSIS OF THE COMPANY

During the course of our assignment, we reviewed and analyzed the fiscal 2004 through 2008 audited consolidated financial statements of the Company. This analysis assisted us in formulating the analytical assumptions used in our valuation analysis of the common shares of the Company.

## INDUSTRY AND ECONOMIC CONDITIONS

In the valuation of a company, it is important to take into account the industry-specific and general economic conditions in which the company operates. Accordingly, our valuation of the Company included a review of the significant industry factors that affect the wine and spirits industry.

## GENERALLY ACCEPTED APPROACHES TO BUSINESS VALUATION

We considered the application of the three generally accepted approaches to business valuation: (1) market approach, (2) income approach, and (3) asset approach. Each approach has several analytical methods that may be used to value the common shares of a closely held company. The methods used in our analysis are the discounted cash flow (DCF) method of the income approach and the guideline public company method of the market approach.

[1] Definition provided in the International Glossary of Business Valuation Terms.

We did not use the asset approach in our analysis for the following reasons: (1) the company is a profitable going concern business enterprise that is not in imminent danger of financial distress, (2) the equity ownership interest being appraised does not have the unilateral authority to force the liquidation of assets, and (3) the Company does not principally operate as an asset holding entity.

Summary descriptions of our DCF method and guideline public company method analysis are provided below.

## Discounted Cash Flow Method

The DCF method provides an indication of value based on a projection of the future cash flows to be derived by the owners of a business. To implement our DCF method analysis, we prepared an estimate of the projected revenues of the Company for a 10 year discrete period and a terminal year. We then projected debt-free net income, working capital requirements, depreciation expense, and capital expenditures. This analysis resulted in a projection of debt-free net cash flows from business operations for a 10 year discrete period and a terminal year.

We applied a discount rate to the projected discrete debt-free net cash flows in order to estimate their present value as of the Valuation Date. The discount rate used in our analysis is the estimated weighted average cost of capital (WACC) of the Company. A WACC is calculated by multiplying the estimated after-tax cost of debt capital and cost of equity capital by their proportional representations in the capital structure of a company.

We used the terminal year cash flows to estimate the terminal value of the Company as of the end of the discrete projection period. The terminal year cash flows were capitalized using a capitalization rate determined by subtracting an estimated long term growth rate from the WACC. This terminal value was then discounted at the WACC in order to estimate its present value as of the Valuation Date.

The present values of the discrete debt-free net cash flows were added to the present value of the terminal value to calculate the value of the total invested capital of the Company. We then subtracted the Company's interest bearing debt from the value of total invested capital to arrive at the value of the total equity capital of the Company on a marketable, noncontrolling ownership interest basis, as of the Valuation Date.

## Guideline Public Company Method

The guideline public company method is based on the capital market ratios (i.e., P/E ratios or "market multiples") of publicly traded comparable (i.e., guideline) companies. In the course of our analysis, we identified and selected a group of companies that in our opinion were sufficiently similar to the Company in terms of business activities and financial status to classify them as guideline companies. We then calculated market multiples using the publicly traded share price information and earnings fundamentals of these guideline companies. After calculating the market multiples of these companies, we then performed the following analysis:

1. Review and analyze the historical financial performance of each guideline company as compared to its respective market multiples.
2. Compare the historical financial performance of the Company to the historical financial performance of the guideline companies.
3. Compare the Company to the guideline companies based on various financial and operational risk factors such as size, geographic diversity, depth of management, and corporate governance.
4. Select and apply market multiples to the financial fundamentals of the Company.

Based on our guideline public company analysis as briefly described above, we estimated the value of the total equity capital of the Company, on a marketable, noncontrolling ownership interest basis, as of the Valuation Date.

## VALUATION SYNTHESIS

We synthesized the indications of value provided by the DCF method and the guideline public company method to conclude the value of the total equity capital of the Company on a marketable, noncontrolling ownership interest basis, as of the Valuation Date.

## VALUATION ADJUSTMENTS

The indications of value provided by the DCF method and the guideline public company method were estimated using empirical studies of share prices, earnings fundamentals and investment rates of return of publicly traded equity securities. Consequently, these indications of value inherently assume the equity securities of the Company are publicly traded on a securities exchange. However, the Company is privately held and its common shares do not trade on any securities exchange. In addition, the Company's common shares are subject to certain transfer restrictions imposed by the Bye-Laws of the Company. Also, the Proposed Plan was not in place as of the Valuation Date and would be conducted at the discretion of the Board of Directors and the Company. Therefore, we adjusted the indication of value to reflect the lack of ready liquidity (i.e., lack of marketability) of the Company's common shares when compared to the publicly traded securities used to estimate value. This adjustment is referred to as the discount for lack of marketability ("DLOM").

Empirical evidence specifically isolating the DLOM generally falls into two fields of study: (1) studies of restricted stock transactions ("restricted stock studies") and (2) studies of private transactions in the common stock of companies which subsequently conducted initial public offerings ("IPO studies"). For purposes of this portion of our analysis, we also considered the published decisions of the United States Tax Court, which has dealt extensively with the DLOM and has rendered opinions on this economic attribute in 51 decisions during the 1992 through 2006 period.

Restricted stocks are specific shares of publicly traded companies that are restricted from trading in the United States securities markets by the Securities and Exchange Commission (SEC) for some specified and limited period of time. These studies are based on the pricing of "off-the-floor" block transactions of these restricted securities as compared to the market price of their publicly traded counterpart securities.

The IPO studies are based on the pricing difference between a company's IPO stock price and the price at which the company's stock traded in private transactions prior to the IPO (when the subject company's stock was not publicly traded).

In selecting a DLOM for the Company's common shares, we considered the following Company specific factors: (1) historical dividends, (2) prospects for future dividends, (3) Company Bye-Laws language that restricts the transferability of the shares, and (4) the economic and financial characteristics of the Company.

It is reasonable to assume that the DLOM used in our analysis could vary 5 percent above or below the selected DLOM used in our analysis. Consequently, we varied the selected DLOM by 5 percent above and below the selected DLOM in order to estimate a reasonable range of indicated values for the common equity of the Company.

We divided the indicated range of values of the common equity of the Company by the common shares outstanding plus the Series A preferred shares outstanding. The Series A preferred shares are convertible into common shares of the Company at the option of the holder. The dividends paid to the Series A preferred shares holders are the same as those paid to the holders of the common shares of the Company. Accordingly, we considered the Series A preferred shares to be common stock equivalents and included these shares in the calculation of the total shares outstanding of the Company as of the Valuation Date.

## VALUATION CONCLUSION

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the per-share fair market value of the common shares of the Company, on a nonmarketable, noncontrolling ownership interest basis, as of the Valuation Date, is reasonably stated in the range of (rounded):

**$459.00 to $475.00 per share.**

The attached statement of assumptions, qualifications and limiting conditions and the appraisal certification are integral parts of this opinion letter.

Respectfully submitted,

Duff & Phelps, LLC

**DUFF & PHELPS, LLC**

## APPENDIX A

## STATEMENT OF ASSUMPTIONS, QUALIFICATIONS AND LIMITING CONDITIONS

## STATEMENT OF ASSUMPTIONS, QUALIFICATIONS AND LIMITING CONDITIONS

Our analysis and estimate of value is made subject to the following assumptions, qualifications and limiting conditions:

1. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company's solvency or of any specific assets or liabilities (contingent or otherwise).
2. This opinion should not be construed as a fairness opinion, solvency opinion, credit rating, analysis of the Company's credit worthiness, or as tax or accounting advice.
3. In rendering this opinion, Duff & Phelps relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Plan, including whether all procedures required by law to be taken in connection with the Proposed Plan have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
4. Our analysis and estimate of value was conducted as of the Valuation Date. Therefore, our opinion is necessarily based on market, economic, financial and other conditions as they exist as of the Valuation Date. Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion which may come or be brought to the attention of Duff & Phelps after the Valuation Date. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting this opinion after the Valuation Date and prior to the completion of the Proposed Offer, Duff & Phelps reserves the right to change, modify or withdraw this opinion.
5. The basis and methodology for this opinion have been designed specifically for the express purposes of advising the Board of Directors as to the Proposed Offer and may not translate to any other purposes.
6. This opinion is not a recommendation as to how the Board of Directors or any shareholder should vote or act with respect to any matters relating to the Proposed Plan, or whether to proceed or participate in the Proposed Offer or any related transaction, nor does it indicate that the consideration paid in the Proposed Offer is the best possibly attainable under any circumstances.
7. The decision as to whether to proceed with the Proposed Plan or participate in the Proposed Offer or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based.
8. This opinion letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
9. During the course of our analysis, we were provided with audited and internally prepared financial and operational data concerning the Company. Such information is identified in the offer to purchase to which this opinion is attached. We have not independently verified or confirmed this data.
10. In accordance with the guidelines set by the American Society of Appraisers, we are independent of the Company. We have no current or prospective financial interest in the

assets appraised. Our fee for this appraisal is in no way influenced by the results of our analysis.

11. This valuation opinion was prepared solely for the purpose stated herein. No other purpose is intended or should be inferred.

12. We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties, or business interests is assumed to be good and marketable unless otherwise stated.

13. The subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

14. We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

15. The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

16. We assume no hidden or unapparent conditions regarding the subject assets, properties, or business interests.

17. We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the appraisal report.

18. We assume that all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state, or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in this report is based.

19. Unless otherwise stated in this report or in the Company's Annual Reports, we did not observe, and we have no knowledge of, the existence of hazardous materials with regard to the subject assets, properties, or business interests. However, we are not qualified to detect such substances. We assume no responsibility for such conditions or for any expertise required to discover them.

20. Possession of this report does not carry with it the right of publication, except as contemplated by our engagement letter with the Company. Subject to the terms of our engagement letter, this report may not be used for any purpose by any person other than the client to whom it is addressed without our written consent, and, in any event, only with proper written qualifications and only in its entirety.

21. We by reason of this opinion are not required to give testimony, or to be in attendance in court with reference to the assets, properties, or business interests in question unless arrangements have been previously made.

22. Neither all nor any part of the contents of this report shall be disseminated to the public through advertising, public relations, news, sales, or other media without our prior written consent and approval.

23. The analyses, opinions, and conclusions presented in this report apply to this engagement only and may not be used out of the context presented herein. This report is valid only for the effective date specified herein and only for the purpose specified herein.

## APPENDIX B

## APPRAISAL CERTIFICATION

## APPRAISAL CERTIFICATION

We hereby certify the following statements regarding this analysis:

1. We have personally inspected certain assets, properties, and business interests encompassed by this analysis. We have not personally inspected all of the assets, properties and business interests encompassed by this analysis.
2. We have no present or prospective future interest in the assets, properties, or business interests that are the subject of this appraisal report.
3. We have no personal interest or bias with respect to the subject matter of this report or the parties involved.
4. Our compensation for making the analysis is in no way contingent upon the value reported or upon any predetermined value.
5. To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions, and opinions expressed herein are based, are true and correct.
6. No persons other than the individuals whose qualifications are included herein have provided significant professional assistance regarding the analyses, opinions, and conclusions set forth in this report.
7. The reported analyses, opinions, and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions, and conclusions.
8. The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics of the American Society of Appraisers and of the other professional organizations of which we are members.
9. Disclosure of the contents of this report is subject to the requirements of the Appraisal Institute, the American Society of Appraisers, and the other professional organizations of which we are partners related to review by their duly authorized representatives.

Daniel R. Van Vleet
Managing Director
Duff & Phelps, LLC

Contributing Analysts:
Christopher Bordener, Vice President
Joseph Thompson, Senior Associate
Duff & Phelps, LLC

# APPENDIX C

## QUALIFICATIONS OF THE FIRM

## QUALIFICATIONS OF THE FIRM

Duff & Phelps is one of the world's leading independent financial advisory firms serving client needs in the areas of valuation, investment banking, transaction advice and dispute consulting.

We are a foremost provider of industry focused, independent and objective valuation insight and advice. Our services include financial reporting valuation, tax valuation and consulting, transfer pricing, real estate and fixed asset services, merger and acquisition advisory, financial restructurings, fairness and solvency opinions, due diligence and dispute consulting.

Our professionals bring practical experience, responsiveness and a collaborative approach to satisfy our clients' needs with the rigor and independence that the market demands.

With more than 1,000 employees serving clients worldwide through offices in the United States, Europe and Asia, Duff & Phelps is committed to delivering insightful advice and service of exceptional quality, integrity and objectivity.

For more information visit www.duffandphelps.com

**SUPPLEMENTAL INFORMATION PROVIDED TO THE APPRAISER**

The following supplemental information was provided to Duff & Phelps in connection with its valuation of the Common Shares for the purposes of the Offer. Shareholders and their authorized representatives may review but not copy the below information and the detailed version of Duff & Phelps's opinion by contacting Douglas Mello, Company Secretary, at the address specified in this Offer to Purchase. Such persons will be required to sign a confidentiality undertaking determined by the Company.

(1) The Company's Brand Portfolio, which is available on our website at: http://www.bacardilimited.com/brands_other.html. This list includes our: (i) traditional rum brands, (ii) our clear flavoured rum/spirits brands, (iii) our Italian vermouth brands, (iv) our French vermouth brands, (v) our vodka brands, (vi) our blended Scotch whisky brands, (vii), our single malt Scotch whisky brands, (viii) our gin brands, (ix) our tequila brands, (x) our cognac brands, (xi) our brandy brands, (xii) our liqueur brands and (xiii) our sparkling wine brands.

(2) A list of the Company's top 20 countries based on net sales, but which does not disclose the net sales for each such market, only the country names themselves. These countries represent over 90% of the total net sales of the Company.

(3) A summary of the Company's global spirits brands' total and percentage volume increase (decrease) and percentage change, excluding foreign exchange, in net sales, for the year ended March 31, 2008, as compared to the prior year, which is based in part on information found in the Company's 2008 Annual Report.

(4) A list of the over 40 countries in which the Company has distribution systems indicating which such countries accounted for 80% of fiscal 2007 consolidated net sales and 90% of fiscal 2007 consolidated direct contribution (defined as net sales less cost of sales and advertising and promotional expenditures).

(5) A list containing information about the facilities the Company operates, including, among other things, country of operation and whether the facilities are owned or leased.

(6) Annual Reports of the Company for the Fiscal Years 2002 through 2008.

**LETTER OF TRANSMITTAL**
**FOR COMMON SHARES OF BACARDI LIMITED**
**OR SERIES A PREFERRED STOCK OF BACARDI CORPORATION**
**TENDERED PURSUANT TO BACARDI LIMITED'S**
**OFFER TO PURCHASE DATED JULY 14, 2008**



**COMMON SHARES OF BACARDI LIMITED ("THE COMPANY") AND SERIES A PREFERRED STOCK OF BACARDI CORPORATION (TOGETHER, "THE SHARES") CANNOT BE TENDERED PURSUANT TO THIS LETTER OF TRANSMITTAL UNLESS THE TENDERING SHAREHOLDER HELD THE SHARES TENDERED AS OF JULY 15, 2008 (THE "RECORD DATE").**

**IF YOU HOLD AND ARE TENDERING BOTH COMPANY COMMON SHARES AND BACARDI CORPORATION SERIES A PREFERRED STOCK, YOU MUST COMPLETE A LETTER OF TRANSMITTAL FOR YOUR COMPANY COMMON SHARES AND A SEPARATE LETTER OF TRANSMITTAL FOR YOUR BACARDI CORPORATION SERIES A PREFERRED STOCK.**

**DESCRIPTION OF SHARES TENDERED** ***(See*** **Instruction 3)**

**Fill in the following information about EITHER the Company Common Shares OR the Bacardi Corporation Series A Preferred Stock being tendered:**

**I. Common Shares of the Company**

| Name of Registered Holder (Please Fill In Exactly as Name Appears on Certificate(s)) | **Common Shares of the Company Tendered (Attach Additional List, if Necessary)** | | |
|---|---|---|---|
| | **Certificate Number(s)** | **Total Number of Shares Represented by Certificate(s)** | **Number of Shares Tendered*** |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total Shares | | |

## II. Series A Preferred Stock of Bacardi Corporation

| Name of Registered Holder (Please Fill In Exactly as Name Appears on Certificate(s)) | Series A Preferred Stock of Bacardi Corporation Tendered (Attach Additional List, if Necessary) | | |
|---|---|---|---|
| | **Certificate Number(s)** | **Total Number of Shares Represented by Certificate(s)** | **Number of Shares Tendered*** |
| | | | |
| | | | |
| | | | |
| | | | |
| | Total Shares | | |

* Unless otherwise indicated, it will be assumed that all Shares represented by the **original certificates** delivered to the Company Secretary are being tendered.

**THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., BERMUDA TIME, ON AUGUST 22, 2008, UNLESS THE OFFER IS EXTENDED.**

**DELIVERY INSTRUCTIONS**

Send this Letter of Transmittal, **original certificates for Shares** and any other documents required by this Letter of Transmittal **by overnight courier** to the following address (an envelope for your use in enclosing such documents for handling by overnight courier is included with this Letter of Transmittal):

Bacardi Limited
65 Pitts Bay Road
Pembroke HM 08
Bermuda
Attn: Douglas Mello
Tel: 441-295-4345

**DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY. DELIVERY TO THE COMPANY OF SHARES IS AT THE RISK OF THE TENDERING SHAREHOLDER.**

**THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.**

## PRIORITY PURCHASES IN THE EVENT OF PRORATION
**(*See* Instruction 5)**

**To be completed only if Shares held of record at the Record Date are being tendered by shareholders (i) tendering an aggregate of 2,000 or fewer Company Common Shares representing all their Common Shares or (ii) tendering Bacardi Corporation Series A Preferred Stock representing all their Series A Preferred Stock. Tendering shareholders qualifying for priority purchase in the event of proration under both (i) and (ii) must fill out separate Letters of Transmittal for their tender of Company Common Shares and Bacardi Corporation Series A Preferred Stock. On each such Letter of Transmittal, they should only check the box below that corresponds to the type of security being tendered pursuant to such Letter of Transmittal.**

**The undersigned is either (check ONE box):**

☐ the record owner of an aggregate of 2,000 or fewer Company Common Shares and tendering all such shares. The undersigned does not own any other Company Common Shares at the Record Date, or, if such person does own other such shares, all such shares are being tendered, and, together with the Company Common Shares held of record by such shareholder, equal 2,000 or fewer Common Shares; or

☐ the record owner of Bacardi Corporation Series A Preferred Stock held at the Record Date and tendering all such shares. The undersigned does not own any other Bacardi Corporation Series A Preferred Stock, or, if such person does own other such shares, all such shares are being tendered; or

☐ a bank, broker, trustee or other nominee that (a) is tendering for the beneficial owner(s) Company Common Shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of 2,000 or fewer Common Shares at the Record Date and is tendering all Common Shares such person beneficially owns and such person does not hold any Common Shares of record, or, if such person does hold Common Shares of record, such person is tendering all such Common Shares and, such Common Shares held of record, together with the Common Shares such person otherwise owns, equal in the aggregate 2,000 or fewer Common Shares; or

☐ a bank, broker, trustee or other nominee that (a) is tendering for the beneficial owner(s) Bacardi Corporation Series A Preferred Stock with respect to which it is the record holder at the Record Date, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is tendering all preferred shares such person beneficially owns and such person does not hold any preferred shares of record, or, if such person does hold preferred shares of record, such person is tendering all such preferred shares.

**IF THE UNDERSIGNED QUALIFIES UNDER ONE OF THE FOREGOING CATEGORIES BUT FAILS TO CHECK THE APPROPRIATE BOX, THE SHARES OF THE UNDERSIGNED WILL NOT BE ENTITLED TO PRIORITY PURCHASE.**

**NOTE: SIGNATURES MUST BE PROVIDED BELOW.**
**PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY**

To Bacardi Limited:

The undersigned hereby tenders to Bacardi Limited, a Bermuda company (the "Company"), the above-described Common Shares of the Company or Series A Preferred Stock of Bacardi Corporation (together, the "Shares") at a price per Share hereinafter set forth, pursuant to the Company's offer to purchase up to 404,255 Shares, at a purchase price of $470 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 2008 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal, which together with the documents listed under Section 17 of the Offer to Purchase constitute the "Offer."

Subject to, and effective upon, acceptance for payment of and payment for the Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer, including, if the Offer is extended, the terms and conditions of any such extension, the undersigned hereby sells, assigns and transfers to the Company all right, title and interest in and to all the Shares that are being tendered hereby.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and that, when and to the extent the same are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby.

The undersigned hereby represents and warrants that the undersigned has received a copy of the Offer to Purchase and annexes thereto and Letter of Transmittal and agrees to all of the terms of the Offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

The undersigned understands that tenders of Shares pursuant to the Offer to Purchase and the Instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

The undersigned understands that all Shares properly tendered and not withdrawn will be purchased at the purchase price of $470 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer, including its conditional tender provisions, and that the Company will return all other Shares, including Shares not purchased because of proration. The undersigned understands that tenders of Shares pursuant to the Offer and the

Instructions hereto will constitute an agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate the Offer and not purchase any of the Shares tendered hereby or may postpone the acceptance for payment of, or the payment for, Shares tendered.

[*signature page follows*]

The undersigned understands that the signature below must be properly notarized (*see* **Instruction 4**).

**IMPORTANT—SIGN HERE**

______________________________

**(SIGNATURE(S) OF OWNER(S))**

______________________________

______________________________

**(PLEASE PRINT NAME(S))**

Dated ______________________, 2008

Capacity (full title) ______________________________

Address ____________________________________________________________
(INCLUDE ZIP OR POSTAL CODE)

Area Code and Telephone No. ______________________________________

(Must be signed by registered holder(s) **exactly** as name(s) appear(s) on share certificate(s) or by person(s) authorized to sign for the registered holder according to the books and records of the Company. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and *see* **Instruction 4**.)

**SIGNATURE AUTHENTICATION:**

I, ______________________________, (NOTARY), certify that I have witnessed the signature of the aforementioned signatory above and I verified the individual's identity on this date:

______________________________, 2008

My commission expires on:

______________________________________________________

## INSTRUCTIONS
## FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

**1. Delivery of Letter of Transmittal and Shares.** **Original certificates** for all tendered Shares as well as a properly completed and duly executed Letter of Transmittal, and any other documents required by this Letter of Transmittal, must be received by the Company Secretary at the address set forth on the front page of this Letter of Transmittal on or prior to the Expiration Time, as defined in the Offer. Sign this Letter of Transmittal only; **do NOT sign the share certificates themselves.**

**DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. DELIVERY OF DOCUMENTS SHOULD BE BY OVERNIGHT COURIER. YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE COMPANY SECRETARY BEFORE THE EXPIRATION TIME. IN ALL CASES, DELIVERY TO THE COMPANY OF SHARES IS AT THE RISK OF THE TENDERING SHAREHOLDER.**

**YOU SHOULD READ THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL CAREFULLY BEFORE YOU COMPLETE THIS LETTER OF TRANSMITTAL.**

By executing this Letter of Transmittal the tendering shareholder waives any right to receive any notice of the acceptance for payment of the Shares.

**2. Inadequate Space.** If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate **signed** schedule attached hereto.

**3. Partial Tenders.** If fewer than all the Shares represented by any certificate delivered to the Company Secretary are to be tendered, fill in the number of Shares that are to be tendered in the column entitled "Number of Shares Tendered" on page 1 of this Letter of Transmittal. In this case, a new certificate for the remainder of the Shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal at the address specified above. All Shares represented by **original certificates** delivered to the Company Secretary will be deemed to have been tendered unless otherwise indicated.

**4. Signatures on Letter of Transmittal.** If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever. All signatures referenced in this Instruction 4 must be properly notarized.

If any of the Shares tendered hereby are held of record by two or more persons, all persons must sign this Letter of Transmittal.

If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the person should so indicate when signing, and this Letter of Transmittal should be accompanied by a certificate or other document, as appropriate, certifying the signatory's authority to sign for the tendering shareholder. The Company must be satisfied in all cases of the authority of the person so to act.

**5. Priority in the Event of Proration.** As described in Section 4 of the Offer to Purchase, in the event greater than 404,255 Shares are tendered, the Company will purchase, on a priority basis, Shares held of record as of the Record Date that are tendered by shareholders of (i) Company Common Shares tendering lots of 2,000 or fewer shares representing all of their Common Shares and (ii) Bacardi Corporation Series A Preferred Stock tendering all of their Series A Preferred Stock. **However, if shareholders whose Shares are otherwise eligible for priority purchase do not check the appropriate box under "Priority Purchases in the Event of Proration" on page 3 of this Letter of Transmittal, such Shares will not be entitled to priority purchase.**

Shares validly tendered and not withdrawn prior to the Expiration Time not subject to priority purchase will be purchased from shareholders on a pro rata basis if the Offer is over-subscribed.

**6. Requests for Assistance or Additional Copies.** Any questions or requests for assistance may be directed to Douglas Mello, Company Secretary, by ordinary or electronic mail at:

Bacardi Limited
65 Pitts Bay Road
Pembroke HM 08
Bermuda
Email: dmello@bacardi.com

Requests for additional copies of the Offer, this Letter of Transmittal or other tender offer materials may be directed to Douglas Mello and copies will be furnished promptly at the Company's expense.

**7. Irregularities.** All questions as to the form of documents, and the validity, eligibility, including time of receipt, and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of Shares that may, in the opinion of the Company's counsel, be unlawful. Except as otherwise provided in the Offer, the Company also reserves the absolute right to waive any of the conditions to the Offer or any defect or irregularity in any tender of Shares and the Company's interpretation of the terms and conditions of the Offer, including these Instructions, shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

---

**IMPORTANT: THIS LETTER OF TRANSMITTAL, TOGETHER WITH ORIGINAL SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE COMPANY SECRETARY ON OR PRIOR TO THE EXPIRATION TIME.**

---

BACARDI LIMITED



**Offer to Purchase**
**Up to 404,255 Common Shares of Bacardi Limited**
**and Series A Preferred Common Stock**
**of Bacardi Corporation**

To Banks, Brokers, Trustees and Other Nominees:

Bacardi Limited, a Bermuda company (the "Company"), is offering to purchase 404,255 in the aggregate of its Common Shares and the Series A Preferred Stock of Bacardi Corporation (the "Shares"), upon and subject to the terms and conditions set forth in the offer dated July 14, 2008 and the enclosed letter of transmittal (the "Offer to Purchase" and the "Letter of Transmittal", respectively, and together with the documents listed in Section 17 of the Offer to Purchase, the "Offer"). The Offer is intended to create liquidity for the Company's shareholders.

We are requesting that you contact your clients for whom you hold Shares regarding the Offer. For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, or who hold Shares registered in their own names, we are enclosing the following documents:

1. The Offer to Purchase dated July 14, 2008;

2. The Letter of Transmittal for your use and for the information of your clients;

3. A form of letter which may be sent to your clients for whose account you hold Shares registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

4. Return envelopes for your use in enclosing the Letter of Transmittal, original certificates representing the Shares and any other documents required by the Letter of Transmittal, for handling by overnight courier addressed to the Company, Attn. Douglas Mello, Company Secretary, Bacardi Limited, 65 Pitts Bay Road, Pembroke, HM 08, Bermuda.

Your prompt action is requested. The Offer will expire at 5:00 p.m., Bermuda Time, on August 22, 2008 (such date and time, the "Expiration Time"), unless extended by the Company. Any Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time.

Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares. The Company will not pay any fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer.

To participate in the Offer, a duly executed and properly completed Letter of Transmittal and **original certificates** representing the Shares, together with any other documents required by the Letter of Transmittal, must be delivered to the Company Secretary prior to the Expiration Time, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

Any inquiries you may have with respect to the Offer or requests for additional copies of the enclosed materials should be directed to the Company Secretary at the address set forth on the front of the Letter of Transmittal or by email to dmello@bacardi.com.

Very truly yours,

Bacardi Limited

**NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF THE COMPANY WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.**

**Bacardi Limited**

**Offer to Purchase**
**Up to 404,255 Common Shares of Bacardi Limited**
**and Series A Preferred Stock**
**of Bacardi Corporation**



To Our Clients:

Enclosed for your consideration is the offer dated July 14, 2008 and the enclosed letter of transmittal (the "Offer to Purchase" and the "Letter of Transmittal", respectively, and together with the documents listed in Section 17 of the Offer to Purchase, the "Offer") of Bacardi Limited, a Bermuda company (the "Company"), to purchase up to 404,255 of its Common Shares and Bacardi Corporation Series A Preferred Stock (together, the "Shares") at a price of $470 per Share, upon the terms and subject to the conditions described in the Offer.

This material is being forwarded to you as the beneficial owner of the Shares held us for your account but not registered in your name. **A tender of such Shares may only be made by us as the holder of record at the record date for the Offer of July 15, 2008 and pursuant to your instructions.**

Accordingly, we request instructions as to whether you wish us to tender on your behalf the Shares held by us for your account, pursuant to the terms and conditions set forth in the enclosed Offer.

Please forward your instructions to us as promptly as possible in order to permit us to tender the Shares on your behalf in accordance with the terms of the Offer. The Offer will expire at 5:00 p.m., Bermuda time, on August 22, 2008 (such date and time, the "Expiration Time"), unless extended by the Company. Any Shares tendered pursuant to the Offer may be withdrawn any time prior to the Expiration Time.

Your attention is directed to the following:

1. The Offer is for Common Shares of the Company and Series A Preferred Stock of Bacardi Corporation.

2. The Offer is subject to certain conditions set forth in the Offer to Purchase in Section 8 captioned "Conditions to the Offer."

3. The Offer expires at 5:00 p.m., Bermuda time, on the Expiration Date, unless extended by the Company.

If you wish to have us tender your Shares, please instruct us to do so by completing, executing and returning to us the instruction form on the back of this letter.

**The Letter of Transmittal is furnished to you for information only and may not be used directly by you to tender Shares.**

## INSTRUCTIONS WITH RESPECT TO THE OFFER

The undersigned acknowledge(s) receipt of this letter and the enclosed materials referred to herein relating to the Offer made by the Company with respect to the Shares.

This will instruct you to tender the Shares held by you for the account of the undersigned, upon and subject to the terms and conditions set forth in the Offer.

☐ Please tender the Shares held by you for the account of the undersigned as indicated below:

| | Aggregate Principal Amount of Shares |
| --- | --- |
| Common Shares of the Company | ______________________ |
| Series A Preferred Stock of Bacardi Corporation | ______________________ |

______________________

______________________

Signature(s)

______________________

______________________

Please print name(s) here

Dated: ______________________, 2008

______________________

______________________

Address(es)

______________________

Area Code(s) and Telephone Number(s)

______________________

Tax Identification or Social Security No(s).

**None of the Shares held by us for your account will be tendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all the Shares held by us for your account.**

END